This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell these securities in those jurisdictions.

Information contained herein is subject to completion or amendment. This short form base shelf prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Executive Vice President and Chief Financial Officer of Electrovaya Inc. at 6688 Kitimat Road, Mississauga, Ontario, Canada L5N 1P8 +1 (905) 855-4627 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	December 7, 2021

ELECTROVAYA INC.

Common Shares

Debt Securities

Subscription Receipts

Warrants

Units

USD $100,000,000

This short form base shelf prospectus of Electrovaya Inc (the "Company") relates to the issuance and offering for sale of the following securities from time to time: (i) common shares of the Company ("Common Shares"); (ii) senior or unsecured debt securities, including convertible debt securities (collectively, "Debt Securities"); (iii) subscription receipts ("Subscription Receipts"); (iv) warrants to purchase Common Shares ("Warrants"); or (v) units comprised of one or more of the other securities ("Units") described in this short form base shelf prospectus (all of the foregoing collectively, the "Securities") or any combination thereof during the 25-month period that this prospectus, including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement.

The Company may sell up to USD $100,000,000 (or the equivalent thereof in other currencies) in aggregate initial offering amount of Securities or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of USD $100,000,000 (or the equivalent thereof in other currencies). The specific terms of the Securities with respect to a particular offering will be set out in the applicable prospectus supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102")), whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered; (ii) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which such securities may be purchased, maturity, interest provisions, authorized denominations, offering price (or the manner of determination thereof if offered on a non-fixed price basis), any terms for redemption, exchange or conversion, any sinking fund payments and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of the Subscription Receipts for Common Shares, Debt Securities, Warrants or Units, as the case may be, the currency in which the Subscription Receipts are issued and any other specific terms; (iv) in the case of Warrants, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, and any other terms specific to the Warrants being offered; and (v) in the case of Units, the designation and terms of the Units and of the securities comprising the Units and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than United States dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the prospectus supplement describing the Securities.

This prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates.

All information permitted under applicable law to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus (except where an exemption from such delivery is available under applicable securities laws). Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

This prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in those jurisdictions. The Company may offer and sell Securities to, or through, underwriters or dealers and may also offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A prospectus supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The sale of Common Shares may be effected under this prospectus from time to time in one or more transactions at non-fixed prices pursuant to transactions that are "at-the-market distributions" as defined in NI 44-102, including sales made directly on the Toronto Stock Exchange ("TSX") or other existing trading markets for the Common Shares, and as set forth in a prospectus supplement for such purpose. See "Plan of Distribution".

Unless otherwise specified in the relevant prospectus supplement, in connection with any offering of Securities, other than an "at-the-market distribution", the underwriters, dealers or agents who participate in the distribution of Securities may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at levels other than those which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter involved in an "at-the-market distribution", no affiliate of such an underwriter and no person or company acting jointly or in concert with such an underwriter may over-allot Common Shares in connection with the distribution or may effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares in connection with an "at-the-market distribution". See "Plan of Distribution".

The outstanding Common Shares are listed on TSX under the symbol "EFL" and are also quoted on the OTCQB market under the symbol EFLVF. Unless otherwise specified in the applicable prospectus supplement, no Securities sold pursuant to a prospectus supplement, other than Common Shares, will be listed on any securities exchange.

Any offering of Debt Securities, Subscription Receipts, Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable prospectus supplement, the Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange and there is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. Prospective investors should review the risk factors in the prospectus supplement to be issued in relation to any particular offering of Debt Securities, Subscription Receipts, Warrants or Units.

To the extent required, earnings coverage ratios will be provided in the applicable prospectus supplement with respect to the issuance of Debt Securities pursuant to this prospectus.

An investment in the Securities is speculative and involves a high degree of risk. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company. See "Risk Factors" in this prospectus, in the Annual Information Form for the year ended September 30, 2020, which is incorporated by reference in this prospectus, and in all other documents incorporated by reference in this prospectus.

No securities regulator has approved or disapproved these Securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

No underwriter has been involved in the preparation of this prospectus nor has any underwriter performed any review of the contents of this prospectus.

Investing in the Securities involves certain risks. Prospective purchasers of the Securities should carefully consider all the information in this prospectus and in the documents incorporated by reference in this prospectus.

Investors are advised to consult their own tax advisors regarding the application of Canadian federal income tax laws to their particular circumstances, as well as any other provincial, foreign and other tax consequences of acquiring, holding or disposing of the Securities, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires the Securities.

Unless otherwise indicated, all references to dollar amounts in this prospectus are to United States dollars.

The Company's registered and head office is located at 6688 Kitimat Road, Mississauga, Ontario, Canada L5N 1P8.

Bejoy Das Gupta, a director of the Company, resides outside of Canada. Mr. Das Gupta has appointed the Company as his agent for service of process at its head office at the address above.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See "Risk Factors - Enforcement of Judgments."

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference herein contain forward-looking statements that relate to the Company's current expectations and beliefs with respect to future events. In some cases, these forward-looking statements can be identified by words or phrases such as "may", "might", "will", "expect", "anticipate", "forecast", "estimate", "intend", "plan", "indicate", "seek", "believe", "predict" or "likely", or the negative of these terms, or other similar expressions intended to identify forward-looking statements.

Forward-looking statements included herein and in the documents incorporated by reference are based on management's reasonable beliefs, expectations and opinions as of the date of this prospectus (or as of the date they are otherwise stated to be made). Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update or revise any forward-looking statements, except as, and to the extent required by, applicable securities laws in Canada.

Specific forward-looking statements contained in this prospectus, or in the documents incorporated by reference herein, include, among others, statements with respect to management's beliefs, expectations or intentions with respect to:

• the Company's strategic supply agreement (the "Vicinity Strategic Supply Agreement") with Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) ("Vicinity");

• the deployment of the Company's products by the Company's customers, including Vicinity, and the timing for delivery thereof;

• the Company's Strategic Supply Agreement with Raymond Corp. (the "Raymond Strategic Supply Agreement") and anticipated sales levels thereunder, including expectations with respect to expected minimum sales in 2022 to maintain Raymond's exclusivity;

• forecasts of revenue levels;

• financial projections, including projected sales, cost of sales, gross margin, working capital, cash flow, and overheads anticipated in 2022;

• the Company's projection that it will be cash flow positive in the next 12 months based on the anticipated revenue the Company believes it will achieve in the next 12 months;

• that the Company will be able to continue operations for at least the next 12 months and, once attaining positive cash flow, it will be able to continue operations indefinitely;

• the Company's ability to sustain operations for 12 months without additional financing under the Prospectus;

• the Company's expectations with respect to further extensions of its existing working capital facility and promissory note from its lender, both of which currently mature on December 31, 2021, and the lender's relationship with the Company;

• the Company's ability to adjust production and inventory levels in response to both increases and decreases in its sales levels;

• the Company's ability to manage working capital and maintain cash management policies and cost control programs;

• continued COVID-19 related logistical challenges affecting the Company's product distribution

• delay of sales-related travel and customer and potential customer visits during 2022 due to travel restrictions in response to the ongoing COVID-19 pandemic;

• anticipated cash needs and the Company's requirements for additional financing;

• statements with respect to listing the Common Shares on NASDAQ and the eventual trading of the Common Shares thereon;

• the Company's ability to fund ongoing operations and meet its obligations with respect to its operations; and

• the performance characteristics of the Company's lithium ion technology.

Readers are cautioned that the foregoing list of forward-looking statements should not be construed as being exhaustive. Addition forward-looking statements are included and specifically identified in the documents incorporated by reference herein, and are qualified by reference to the text of any note regarding the identification of forward-looking statements and a description of material assumptions and risks included therein.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate. In making the forward-looking statements included in this prospectus and in documents incorporated by reference herein, the Company has made various material assumptions, including but not limited to:

• that the Company will be able to satisfy the minimum requirements for listing on NASDAQ, including minimum share price requirements and the completion of a consolidation of the outstanding Common Shares to achieve any required minimum trading price threshold;

• that the Company's Canadian disclosure record, as may be supplemented from time to time, will be satisfactory to rely on in order to register a class of its securities with the SEC;

• that the increased visibility and liquidity for trading of a listing on a United States stock exchange will have a generally positive effect on the trading price of the Common Shares;

• the COVID-19 pandemic will not materially worsen or otherwise have a material unanticipated effect on the Company in the future;

• that the Company's customers (including, but not limited to, Raymond and Vicinity) will deploy its products in accordance with communicated intentions;

• that the Company will be able to deliver ordered products on a basis consistent with past deliveries, and that the Company's customer counterparties will meet their production and demand growth targets;

• general business and economic conditions, including the ongoing impact of COVID-19;

• the Company's ability to successfully execute its plans and intentions, including with respect to the entry into new business segments and servicing existing customers;

• the availability to obtain financing on reasonable commercial terms;

• the Company's ability to attract and retain skilled staff;

• the products and technology offered by the Company's competitors;

• that the Company's relationships with its suppliers, customers and other third parties will be maintained;

• with respect to its ability to generate and fulfill purchase orders, including obtaining financing to be able to maintain production;

• market growth for lithium-ion battery applications;

• the Company's ability to service additional market segments, including e-bus manufacturers;

• the Company's ability to service existing debt obligations and adhere to negotiated debt covenants;

• the Company's ability to obtain and retain qualified staff, contractors and equipment in a timely and cost- efficient manner;

• the regulatory, legal and political framework governing taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business and the interpretations of applicable laws;

• the Company's future research and development levels and future production levels;

• the Company's operating costs;

• future capital expenditures to be made by the Company; and

• the impact of increasing competition and new technologies on the Company.

In addition, this prospectus contains a financial outlook, including with respect to anticipated revenue from over the next 12 months from a combination of customers under existing agreements (including the Raymond Strategic Supply Agreement) and new customers, and with respect to its anticipated cash flow in 2022. The financial outlook is included in the prospectus in order to assist investors with understanding the Company's expected financial performance in light of its historical financial performance, and not as an inducement on the part of the Company for any person to purchase Securities. Accordingly, readers should be cautioned that this information may not be appropriate for other purposes.

Whether actual results, performance or achievements will conform to the Company's expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under the heading "Risk Factors" herein and in the Annual Information Form, and in other documents incorporated by reference herein. Important factors that could cause actual results to differ materially from expectations include but are not limited to:

• the listing approval and registration approval processes of NASDAQ and the SEC, and potential negative effects from increased visibility from the investment community from listing on a major United States stock exchange or from effecting a consolidation of the outstanding Common Shares;

• macroeconomic effects on the Company and its business, and on the lithium battery industry generally, including negative effects from the worsening of COVID-19 or variants thereof on the Company's operations, employees, customers or industries in which the Company operates;

• that the Company will not be able to obtain financing on reasonable commercial terms or at all;

• that the Company's lenders will not extend existing credit facilities in accordance with the Company's expectations based on its current and historical relationship with its lenders;

• that the Company's products will not perform as expected;

• that the Company will not be able to generate new purchase orders or fulfill purchase orders from the Company's existing customers;

• supply and demand fundamentals for lithium ion batteries;

• the risk that raw material costs could increase and make the Company's products uneconomical to produce or distribute; and

• the political, economic, regulatory and business stability of the jurisdictions in which the Company operates.

If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements otherwise prove incorrect, actual results might vary materially from those anticipated in those forward-looking statements. The assumptions referred to above and described in greater detail under "Risk Factors" herein and in the Annual Information Form must be carefully considered by readers.

To the extent any forward-looking statement in this prospectus constitutes a financial outlook within the meaning of that term under applicable Canadian securities laws, such information is intended to provide investors with information regarding the Company, including the Company's assessment of expected future financial performance, and may not be appropriate for other purposes. Financial outlook (including assumptions about future events, including economic conditions and proposed courses of action, based on the Company's relevant information currently available), as with forward-looking statements generally, is based on current estimates, expectations and assumptions and is subject to inherent risks and uncertainties and other factors

All of the forward-looking statements contained in this prospectus and in the documents incorporated by reference herein are expressly qualified by the foregoing cautionary statements. Investors should read this entire prospectus, including the documents incorporated by reference herein, and consult their own professional advisors to assess their risk tolerance, income tax and other legal considerations, and other aspects of their investment.

AVAILABLE INFORMATION

The Company files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces and territories of Canada. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

Investors should rely only on information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. The Company has not authorized anyone to provide the investor with different information. The information included in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. The business, financial condition, results of operation and prospects of the Company may have changed since those dates.

FINANCIAL INFORMATION

All dollar amounts set forth in this prospectus and in the documents incorporated by reference herein are in United States dollars unless otherwise indicated. All financial information in this prospectus and in the documents incorporated by reference herein has, unless stated otherwise, been derived from the financial statements presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company prepares its financial statements in United States dollars, but incurs certain expenses in Canadian dollars. Unless otherwise indicated, all references to "USD$" in this prospectus are to United States dollars, all references to "CDN$" are to Canadian dollars and all references to "€" are to European Union Euro. As of December 6, 2021, the daily average exchange rate for Canadian dollars in terms of United States dollars as reported by the Bank of Canada was USD$1.00 = CDN$1.2780 and the daily average exchange rate for Canadian dollars in terms of European Union Euro as reported by the Bank of Canada was €$1.00 = CDN$1.4421.

The following table sets forth, for each of the periods indicated, the high, low, average daily average rates and the spot rate at the end of the period for USD$1.00 in terms of Canadian dollars, as reported by the Bank of Canada.

	Year Ended September 30
	2021	2020	2019
Period End	1.2741	1.3339	1.3243
Average	1.2642	1.3457	1.3270
High	1.3349	1.4496	1.3642
Low	1.2040	1.2970	1.2803

NON-GAAP FINANCIAL MEASURES

In documents incorporated or deemed incorporated by reference herein, the Company may refer to certain non-IFRS performance measures such as adjusted EBITDA and working capital. Such measures are not reported in accordance with IFRS and have limitations as analytical tools. These performance measures have no standardized meaning under IFRS and therefore amounts presented may not be comparable to similar data presented by other companies. Adjusted EBITDA is defined as gain (loss) from operations, plus finance costs, stock-based compensation costs and depreciation. We believe adjusted EBITDA is a useful measure in providing investors with information regarding our financial performance and is an accepted measure in our industry. It is not a measure of financial performance under IFRS, and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to IFRS measures. The most directly comparable measure to adjusted EBITDA calculated in accordance with IFRS is income (loss) from operations. The Company defines working capital as current assets less current liabilities. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. The data is intended to provide additional information to investors about the Company's financial performance and should not be considered in isolation or as a substitute for measures of financial performance such as income (loss) from operations or other data reported in accordance with IFRS.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through SEDAR at www.sedar.com.

The following documents of the Company, which have been filed with Canadian securities commissions or similar authorities in Canada, are specifically incorporated by reference in, and form an integral part of, this prospectus:

(a) the annual information form of the Company for the financial year ended September 30, 2020 dated November 30, 2020 (the "Annual Information Form");

(b) the audited consolidated financial statements of the Company, and the notes thereto, for the years ended September 30, 2020 and September 30, 2019;

(c) management's discussion and analysis of financial condition and results of operations for the years ended September 30, 2020 and September 30, 2019 (the "Annual MD&A");

(d) the unaudited interim condensed consolidated financial statements of the Company, and the notes thereto, for the three and nine months ended June 30, 2021 and June 30, 2020;

(e) management's discussion and analysis of financial condition and results of operations for the three and nine months ended June 30, 2021 and June 30, 2020 (the "Q3 MD&A");

(f) the management information circular of the Company dated January 13, 2021 distributed in connection with the Company's special and annual meeting of shareholders held on February 17, 2021; and

(g) the material change report of the Company dated October 5, 2020, with respect to repayment of all remaining outstanding amounts payable under the $15,000,000 principal amount of unsecured convertible debentures, and the increase in the Company's outstanding promissory note from $2,830,000 to $6,000,000.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions (other than confidential material change reports, if any) filed by the Company with the securities commissions or similar regulatory authorities in Canada after the date of this prospectus and all prospectus supplements, disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this prospectus is effective, shall be deemed to be incorporated by reference in this prospectus. In addition, any "template version" of "marketing materials" (as defined in National Instrument 41-101 - General Prospectus Requirements) filed after the date of a prospectus supplement and prior to the termination of the offering of Securities to which such prospectus supplement relates, shall be deemed to be incorporated by reference into such prospectus supplement. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and prospective purchasers of Securities should review all information contained in this prospectus and the documents incorporated or deemed to be incorporated herein by reference.

Upon a new annual information form and related annual consolidated financial statements being filed by the Company with the applicable securities regulatory authorities during the duration that this prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements, and in each case the accompanying management's discussion and analysis, any information circular (other than relating to an annual meeting of shareholders of the Company) filed prior to the commencement of the financial year of the Company in which the new annual information form is filed and material change reports filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the duration that this prospectus is effective, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities under this prospectus. Upon a new information circular relating to an annual meeting of shareholders of the Company being filed by the Company with the applicable securities regulatory authorities during the period that this prospectus is effective, the information circular for the previous annual meeting of shareholders of the Company shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities under this prospectus.

A prospectus supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement but only for the purpose of the offering of the Securities covered by that prospectus supplement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission or any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of the documents incorporated herein by reference may also be obtained on request without charge from the Executive Vice President and Chief Financial Officer of the Company at 6688 Kitimat Road, Mississauga, Ontario, Canada L5N 1P8 +1 (905) 855-4627.

THE COMPANY

Name and Incorporation

The Company's full corporate name is Electrovaya Inc., which, as used herein, refers to Electrovaya Inc., its predecessor corporations and all of its subsidiaries (unless the context otherwise requires).

The Company was incorporated under the Business Corporations Act (Ontario) (the "OBCA") in September 1996 and the Common Shares were listed on TSX under the ticker symbol "EFL" in November 2000. On March 26, 2002, shareholders approved the change of the Company's name to "Electrovaya Inc." from "Electrofuel Inc."

The Company designs, develops and manufactures lithium-ion batteries and systems for materials handling electric vehicles, primarily warehouse forklifts, as well as for other electric transportation applications and electric stationary storage and other battery markets. The Company has a team of mechanical, electrical, electrochemical, materials science, battery and system engineers able to provide clients with a "complete solution" for their energy and power requirements.

Intercorporate Relationships

The following diagram illustrates the intercorporate relationships between the Company and its material subsidiaries, and the percentage of votes attached to all voting securities of the material subsidiary owned, controlled, or directed, directly or indirectly, by the Company, and the subsidiary's respective jurisdiction of formation.

Recent Developments

In January 2021 the Company announced it had completed a private placement for gross proceeds of $2.6 million (CDN$3.3 million). Also in January 2021, warrants and Compensation options were exercised for total proceeds of $3.8 million (CDN$4.8 million). The total gross proceeds raised from these transactions was $6.4 million (CDN$8.1 million) of which $1.8 million (CDN$2.3 million) was used to make a voluntary payment to reduce the outstanding balance of the revolving credit facility with the remaining $4.6 million (CDN$5.8 million) to be used for general corporate purposes.

On February 23, 2021, the Company announced it had submitted an initial application to list the Common Shares on the Nasdaq Stock Market ("NASDAQ"). The Company is pursuing a NASDAQ listing in order to enhance its investor profile, with the goal of attracting a broader base of both, institutional and retail investors, furthering strategic acquisition, opportunities, and increasing shareholder value.

The Company currently earns the majority of its revenues from the United States, with its lithium-ion battery products powering electric lift trucks in over 48 locations, a majority of which are in the United States.

Should the application for listing be successful, the Company expects the Common Shares will continue to be listed and trade on TSX under the symbol "EFL". The listing of the Common Shares on NASDAQ remains subject to the review and approval of the Company's listing application and the satisfaction of all applicable listing and regulatory requirements, including the approval of the United States Securities and Exchange Commission, and there is no assurance that NASDAQ will approve the listing of the Company's Common Shares. In the event the listing approved, the Company may pursue a consolidation of the Common Shares on a ratio not exceeding five pre-consolidation Common Shares for each one post-consolidation Common Share. The Company's shareholders approved the potential consolidation at a meeting of shareholders held on February 17, 2021.

On March 17, 2021, the Company announced the launch of its electric bus lithium ion battery systems with the delivery of a 700V, 300kWh battery. The product launch signaled the Company's entry into the rapidly growing electric bus market. The Company believes its e-bus battery product provides safety, cost, cycle-life and performance advantages as the world generally moves away from dependence on fossil fuel consumption and combustion engines for transportation.

Company batteries are now powering electric lift trucks in five big box retail stores in the New York City region owned by a Fortune 100 retailer with several thousand stores. The Company continues to receive repeat orders from Fortune 500 companies as the Company believes these organizations are recognizing efficiency gains from using the Company's lithium ion batteries.

The Company's US-based Original Equipment Manufacturer ("OEM") partner for electric lift trucks has started marketing the Company's batteries into Canada, South America and Australasia, in addition to the United States. This OEM sales activity began in earnest from Q2 FY2021 after the Raymond Strategic Supply Agreement was signed in December 2020. The Company has delivered its first sales into Argentina through this OEM channel, along with sales into the United States.

The Company added additional sales staff in the United States, to increase the reach of its direct sales channel.

On June 16, 2021, the Company and its officers reached an agreement with the Administrator of Litarion GmbH, to mutually settle all potential claims of both parties as part of the termination of the insolvency proceedings of Litarion GmbH. The Company has agreed to pay €221,000 as full and final settlement which includes the acquisition of certain patents and trademarks. The payment is to be made in instalments over a nine month period. With the entry into the settlement agreement and upon payment of the instalment amounts, the Company's liability with respect to Litarion GmbH will be satisfied in full.

On June 23, 2021, the Company announced that it has established a new operating division: Electrovaya Labs. Electrovaya Labs will conduct ongoing research into next generation cells and batteries in the areas of solid-state cells, electrode production and higher energy density batteries, and will generate additional intellectual property and patent applications in connection with same. The Company entered into a lease agreement (the "Lease Agreement") with respect to a dedicated research and chemistry lab facility located at the Sheridan Science and Technology Park, Mississauga, at which Electrovaya Labs operations will take place (the "Facility").

Subsequent to the quarter ended June 30, 2021, the Facility was acquired by an investor group controlled by Dr. Sankar Das Gupta, the Company's Chief Executive Officer and controlling shareholder, which group also includes the Company's Chief Operating Officer, Rajshekar Das Gupta. The Lease Agreement was not amended or terminated on the change of ownership of the Facility and remains in effect between the Company and the current Facility owner, such that the CDN$25,000 monthly fee payable by the Company under the Lease Agreement is now payable to a related party of the Company for the purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The board of directors of the Company (the "Board") determined that the Lease Agreement and the transactions contemplated thereunder are exempt from the formal valuation and shareholder approval requirements set forth in sections 5.4(1) and 5.6 of MI 61-101, respectively, as the fair market value of the Lease Agreement and the Fees did not exceed 25% of the market capitalization of the Company at the time of execution of the Lease Agreement for the purposes of sections 5.5(a) and 5.7(1)(a) of MI 61-101. For greater certainty, Dr. Das Gupta disclosed in writing the nature of his interest in the Lease Agreement and abstained from voting in connection with the Lease Agreement.

On July 14, 2021, the Company extended the term to maturity of its CDN$6 million promissory notes with a Canadian financial institution from June 30, 2021 to December 31, 2021. The effective interest rate was reduced from 11% to 10%. The Company paid a 1% renewal fee of CDN$60,000 to the financial institution.

On July 20, 2021, the Company announced the following business updates:

• the Company received its first purchase orders from one of the world's largest e-commerce companies. The orders were valued at more than $2 million and received through the Company's OEM partner under the Raymond Strategic Supply Agreement;

• the Company received repeat orders valued at approximately $1.5 million through its OEM partner from two of the world's largest food manufacturing firms, headquartered in the United States and Europe, respectively; and

• the Company received a purchase order worth approximately CDN$1 million from one of North America's largest food processing firms, headquartered in Canada. This order came through the Company's direct sales channel.

In October 2021, the Company announced the signing of the Vicinity Strategic Supply Agreement with Vicinity, a leading supplier of electric, compressed natural gas and clean diesel vehicles. The Vicinity Strategic Supply Agreement is for the supply of battery systems for Vicinity's line of Vicinity Lightning™ EV buses and fully electric VMC 1200 Class 3 trucks.

The Company believes it is continuing to make significant progress in the e-bus market and anticipates increased revenue from this segment in the 2022 fiscal year.

The Company is making progress with its capital market initiatives in Canada and the United States. Management and the Board will carefully monitor the capital markets and the benefits and risks to the Company before a decision is made regarding the next steps toward a potential listing on the NASDAQ Stock Market.

On October 1, 2021, the Company completed a brokered private placement of Common Shares and warrants to purchase Common Shares to an institutional investor in the United States for gross proceeds of approximately CDN$3.8 million. The Company issued 2,919,230 Common Shares and warrants to purchase up to 1,459,615 Common Shares at a price of CDN$1.30 per Common Share and associated warrant. Each warrant entitles the holder thereof to purchase one Common Share at an exercise price of CDN$1.60 per Common Share at any time prior to October 1, 2024.

12 Month Forecast Source and Use of Cash

Management has developed a rolling 12-month cash flow forecast and manages cash and working capital closely. The forecast takes into account reasonable assumptions over both the realization of potential revenue, the cost of those revenues and recurring operating costs. A summary of the 12 month cash flow is provided in the table below.

Forecast Sourced and Used of Cash For the 12 months ended September 30, 2022 (USD in Thousands)

Sales (Forklift & E-Bus)	$26,950
Cost of Sales	$(17,524)
Overheads (R&D, SG&A)	$(6,816)
Cash Flow from Operations	$2,610
Opening Cash Balance October 1, 2021	$4,193
Closing Cash September 30, 2022	$6,803

Revenue

The Company anticipates revenue of approximately $27 million for the twelve months ending September 30, 2022, to be generated from two primary sources: direct sales and sales through the Company's OEM partner dealer network. Included in this anticipated 2022 revenue is some revenue from the Vicinity Strategic Supply Agreement.

Direct Sales

Direct sales are generated by the Company's own direct sales team. The direct sales team is responsible for customers including those with significant warehousing, logistics and material handling requirements, such as Walmart and Mondelez, as well as other customers in Canada and the United States. This sales channel is for replacement batteries and has generated significant orders in the past such as the CDN$7.3 million order delivered to Walmart in fiscal 2020. The Company is also experiencing growth in the number of new and existing customers placing orders. In December 2021, a key customer indicated that they will be placing orders valued at approximately $9 million for 2022 with deliveries beginning in the first quarter of the calendar year.

This sales channel is distinct from the OEM partner sales channel as these customers are generally ordering replacement batteries for existing forklifts, which may be for forklifts other than our OEM partner's. This therefore represents a complementary sales channel to our OEM partner sales channel, as opposed to a competitive sales channel.

OEM Partner Sales

Sales through the Company's OEM partner are for new forklift sales and replacement sales. The Raymond Strategic Supply Agreement, which was signed in December 2020, is for the supply of battery systems for Raymond's Energy Essentials Battery line. The agreement provides Raymond with exclusively distributed Raymond branded lithium-ion batteries that are UL 2580 Listed and compatible with most class I, II and III Raymond lift trucks.

The Agreement is for an initial term of three years. The Agreement does not constitute a guarantee of minimum orders but does include an exclusivity provision, pursuant to which Raymond must make annual purchases in the minimum amount of $15 million in order to maintain exclusivity. This annual period commences January 1, 2022. While there is no assurance that Raymond will achieve over $15 million of purchases in 2022, given the sales initiatives underway with Raymond, management anticipates achieving or even possibly exceeding this minimum purchase level in 2022 and has accordingly included it in the 2022 forecasted revenue of $27 million.

Sales Channel Split Assumption

While the company does not disclose the revenue by sales channel for commercial competitive reasons, the Company strives to achieve a balance between the two sales channels of approximately 40% direct and 60% OEM. The forecasted sales include the assumption this balance will be maintained in 2022. Actual sales may, however, vary materially from this based on actual purchase orders received.

Fulfilling orders through the Company's OEM sales channel under the Raymond Strategic Supply Agreement is not expected to affect the ability to make sales and fulfill orders under the direct sales channel. The direct sales channel is for replacement batteries and has historically been focused on the Canadian market and non-OEM partner forklifts. The OEM partner sales channel is focused on the US market and historically OEM new forklift sales. While the OEM partner can sell replacement batteries it is generally for specific corporate accounts with no overlap to the direct sales customers.

E-bus & E-truck Sales Channel

The Vicinity Strategic Supply Agreement is for the supply of battery systems for Vicinity's line of EV buses and trucks. The Vicinity Strategic Supply Agreement has no minimum purchase level and offers no guarantee of any orders, however, it does include guidance as to possible annual demand from Vicinity from 2022 to 2025. The Company has included only what it believes is a conservative number of batteries sold under this agreement in its 2022 revenue forecast, based on Vicinity's published guidance for 2022 deliveries.

Cost of Sales

The Cost of Sales is comprised of the material, labour and manufacturing overhead, excluding amortization, associated with the production of batteries and battery packs for Electric Vehicles.

The margin varies with a number of factors including the product mix, special customer pricing, material cost, shipping costs and foreign exchange movement. As provided in the chart below, over the last two years the margins have ranged from a low of 30% to a high of 42%. Management's objective is to maintain gross margin in the range of 30%-35%. The forecast includes an assumption that the margin will be 35%. Were the margin assumed at 30% the cash from operations would be decreased by $1.341 million from $2.610 million to $1.269 million.

Electrovaya Inc. Quarterly Gross Margin

(USD in Thousands)

	2020
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Q1	Q2	Q3	Q4	2020
Total Revenue	861	1,947	4,799	6,918	14,525
Variable Costs	541	1,123	3,097	4,831	9,592
Gross Margin	320	824	1,702	2,087	4,933
GM%	37%	42%	35%	30%	34%

	2021
	Unaudited	Unaudited	Unaudited	Unaudited
	Q1	Q2	Q3	YTD
Total Revenue	2,583	2,927	1,918	7,428
Variable Costs	1,762	2,003	1,203	4,968
Gross Margin	821	924	715	2,460
GM%	32%	32%	37%	33%

Overheads

The table below provides the quarterly overheads for the last two years. Overheads are based on operating expenses reduced by financing cost, stock based compensation and non-recurring one time expenses. The only non- recurring one time item was in Q3 2021 for $257,000 (€221K) for the Litarion settlement. The recurring overheads total $5.1 million for the nine months ended June 30, 2021, or $6.8 million annualized.

Based on this analysis the overheads per quarter have ranged from a low of $1.1 million to a high of $1.7 million. The annualized high of $1.7 million is also $6.8 million. Management believes overheads will continue in 2022 at approximately $1.7 million per quarter.

Electrovaya Inc. Overhead Analysis

(USD in Thousands)

		2020
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
		Q1	Q2	Q3	Q4	2020
Operating Expenses		2,083	2,256	1,738	2,544	8,621
Less	Finance Cost	896	446	525	1,230	3,097
	Stock based compensation	43	15	14	72	144
		1,144	1,795	1,199	1,242	5,380
Less Non-recurring Litarion settlement		-	-	-	-	-
		1,144	1,795	1,199	1,242	5,380

		2021
		Unaudited	Unaudited	Unaudited	Unaudited
		Q1	Q2	Q3	YTD
Operating Expenses		2,278	2,636	2,343	7,257
Less	Finance Cost	516	885	364	1,765
	Stock based compensation	44	47	42	133
		1,718	1,704	1,937	5,359
Less Non-recurring Litarion settlement		-	-	257	257
		1,718	1,704	1,680	5,102

Cash, Working Capital Facility & Cash Resources

On October 1, 2021 the Issuer completed a CDN$3.795 million private placement of 2,919,230 Common Shares and warrants to purchase up to 1,459,615 Common Shares to a single institutional investor in the United States. This unsolicited equity investment provided the Company with the opportunity to end its fiscal 2021 year with a strong cash balance and significantly reduced deficit.

The Company ended its 2021 fiscal year on September 30, 2021, with $4.2 million of cash (balances unaudited and subject to change) and had drawn $3.3 million of a working capital facility with a maximum availability of $5.6 million, leaving a further $2.3 million available for drawing. The Company believes this available liquidity of $6.5 million (cash of $4.2 million plus available line of $2.3 million) is adequate working capital to support its operating activities at the anticipated sales level of $26.950 million for the 12 months ended September 30, 2022. Since September 30, 2021, the Company's cash resources have been applied to increase inventory by $1.0 million, reduce the outstanding loan revolver by $0.9 million and for general corporate purpose and vendor and other payments of approximately $0.5 million to arrive at an October 31, 2021 cash balance of $1.8 million (balances unaudited and subject to change).

The 12-month cash flow forecast included in this prospectus includes the assumption that the Company's CDN$6 million promissory note and CDN $7 million revolving credit facility, both maturing on December 31, 2021, will be renewed. The Company has requested an extension from its lender for a further 18 month term for both instruments. It is the Company's intention to pay all or a portion of these debts upon a successful NASDAQ listing. The Company believes it has a supportive and positive relationship with its lender with no current reason to expect a renewal will not be granted.

The relationship with the lender began in August 2019 with the extension of a CDN $1.5 million credit facility to finance purchase orders and grew with the consent of the lender as new orders arrived and needs increased. In September 2019 the facility was further increased to CDN $7 million to fund additional new purchase orders. In April 2020 the total credit facility was increased again to CDN $11.5 million to finance a large purchase order and repayment of the Issuer's outstanding debentures, as amended. The debentures were fully repaid in September 2020 with the lender's support, and the current debt structure of a CDN $7 million revolving facility and CDN $6 million promissory notes was put in place. The lender has indicated their intention to extend the CDN $7 million revolver. Discussions are continuing on the CDN $6 million promissory note. The promissory note is secured by the personal guarantee of Dr. Sankar Das Gupta, CEO and the controlling shareholder of the Company, as well as a pledge of 25,700,000 Common Shares by Dr. Das Gupta in favour of the lender. Based on the closing price of the Common Shares on December 6, 2021 the pledged Common Shares represent security with a value of over CDN $25 million against an CDN $6 million obligation.

The Company believes it has adequate working capital to support its operating activities at the anticipated sales level of $26.950 million for the 12 months ended September 30, 2022.

It is management's current expectation that the sales and purchase orders in hand, the OEM's minimum annual purchase commitment and direct sales activities will result in approximately $27 million in revenue in fiscal year 2022. It is also management's view that it can achieve a gross margin of 30%-35%, consistent with historical results and overheads will remain consistent with recent quarters, resulting in a positive cash flow from operations over the next 12 months.

For additional information with respect to the Company's business, operations and financial condition, refer to its Q3 MD&A, the Annual Information Form, and Annual MD&A, available on SEDAR at www.sedar.com, and which are incorporated herein by reference.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the Company's consolidated capitalization since the date of the Company's unaudited condensed interim consolidated financial statements as at and for the three and nine months ended June 30, 2021 which have not been disclosed in this prospectus or the documents incorporated by reference.

The applicable prospectus supplement will describe any material changes, and the effect of such material changes on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to each prospectus supplement, and will also describe previous issuances of Common Shares and securities convertible into Common Shares for the twelve months prior to the applicable prospectus supplement.

USE OF PROCEEDS

The Securities offered by this prospectus may be offered from time to time at the discretion of the Company in one or more series or issuances with an aggregate offering amount not to exceed USD $100,000,000. The net proceeds derived from the issue of the Securities, or any one of them, under any prospectus supplement will be the aggregate offering amount thereof less any commission and other issuance costs paid in connection therewith. The net proceeds cannot be estimated as the amount thereof will depend on the number and price of the Securities issued under any prospectus supplement. The use of the net proceeds from the sale of Securities will be described in a prospectus supplement relating to a specific offering of such Securities.

Unless otherwise specified in a prospectus Supplement, the net proceeds from the sale of Securities by the Company for cash will be used for general corporate purposes, including funding ongoing operation and/or capital requirements, reducing the level of indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. Each prospectus Supplement will contain specific information, if any, concerning the use of proceeds from that sale of Securities.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company's funds, unless otherwise stated in the applicable prospectus Supplement.

The Company has reported negative cash flow from operating activities for the three months ended June 30, 2021 and for the fiscal year ended September 30, 2020. The Company has historically reported negative cash flow from operating activities for prior fiscal years. To the extent that the Company has negative cash flow from operating activities in future periods, the Company may need to use a portion of the net proceeds from any offering to fund such negative cash flow. The extent to which it will do so will depend on a number of factors, including the Company's financial requirements at the time, the availability of other funds (including the availability of amounts under its credit facility ) and the timing and size of any offering of securities.

EXEMPTIONS

Pursuant to a decision of the Autorité des Marchés Financiers dated April 22, 2021, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference therein and any prospectus supplement to be filed in relation to an "at-the-market" distribution. This exemption is granted on the condition that this Prospectus and any prospectus supplement (other than in relation to an "at-the-market" distribution) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an "at-the-market" distribution.

UNDERTAKING

The Company has provided an undertaking to the Ontario Securities Commission that it will not issue securities under this Prospectus until the date the Company extends or renews the maturity date of each of its CDN $7 million revolving credit facility and its CDN $6 million variable rate demand promissory note with a Canadian financial institution due December 31, 2021 to a date not earlier than July 1, 2022.

PLAN OF DISTRIBUTION

The Company may sell the Securities, separately or together, to or through underwriters or dealers purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102), and the proceeds to the Company from the sale of the Securities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a reasonable effort to sell all of the Securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made directly on the TSX or other existing trading markets for the Common Shares, and as set forth in the prospectus supplement for such purpose.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Sales of Common Shares under an "at-the-market distribution", if any, will be made pursuant to an accompanying prospectus supplement. Sales of Common Shares under any "at-the-market" program will be made in transactions that are "at-the-market distributions" as defined in NI 44-102. The volume and timing of any "at-the-market distributions" will be determined at the Company's sole discretion.

Unless otherwise specified in the relevant prospectus supplement, in connection with any offering of Securities, other than an "at-the-market distribution", the underwriters, dealers or agents who participate in the distribution of Securities may over-allot or effect transactions intended to maintain or stabilize the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. No underwriter involved in an "at-the-market distribution", no affiliate of such an underwriter and no person or company acting jointly or in concert with such an underwriter may over-allot Common Shares in connection with the distribution or may effect any other transactions that are intended stabilize or maintain the market price of the Common Shares in connection with an "at-the-market distribution".

Unless stated to the contrary in any prospectus supplement, the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered, sold or delivered within the United States or to U.S. persons within the meaning of Regulation S under the U.S. Securities Act, except in certain transactions that are exempt from the registration requirements of the U.S. Securities Act. In addition, until 40 days after the commencement of an offering of Securities, an offer or sale of the Securities within the United States or to U.S. persons by any dealer, whether or not participating in the offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the U.S. Securities Act.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided as required in the applicable prospectus supplement with respect to the issuance of Debt Securities pursuant to this prospectus.

DESCRIPTION OF COMMON SHARES

The Company is authorized to issue an unlimited number of Common Shares. The holders of Common Shares are entitled to dividends as and when declared by the Board, to one vote per share at meetings of shareholders of the Company and, upon liquidation, to receive such assets of the Company as are distributable to the holders of Common Shares after payment of the Company's creditors. All Common Shares outstanding on completion of the Offering will be fully paid and non-assessable. There are no pre-emptive rights or conversion rights attached to the Common Shares. There are also no redemption, retraction or purchase for cancellation or surrender provisions, sinking or purchase fund provisions, or any provisions as to the modification, amendment or variation of any such rights or provisions attached to the Common Shares.

Provisions as to the modification, amendment or variation of the rights attached to the Common Shares are contained in the Company's bylaws and the OBCA. Generally speaking, substantive changes to the authorized share structure require the approval of the Company's shareholders by special resolution (at least two-thirds of the votes cast).

DESCRIPTION OF DEBT SECURITIES

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the Debt Securities offered pursuant to any accompanying prospectus supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such prospectus supplement.

The Debt Securities will be issued under one or more indentures, in each case between the Company and a trustee determined by the Company in accordance with applicable laws. A copy of any such trust indenture will be available on SEDAR at www.sedar.com.

The Debt Securities will be direct obligations of the Company and may be guaranteed by one or more subsidiaries of the Company. The Debt Securities may be senior or subordinated indebtedness of the Company and may be secured or unsecured, all as will be described in the relevant prospectus supplement.

The prospectus supplement relating to any Debt Securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

(a) the designation of the Debt Securities;

(b) any limit upon the aggregate principal amount of the Debt Securities;

(c) the date or dates on which the principal and any premium of the series of the Debt Securities is payable;

(d) the rate or rates at which the series of the Debt Securities shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which a record, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined;

(e) the authorized denominations of the Debt Securities;

(f) the right, if any, of the Company to redeem the series of the Debt Securities, in whole or in part, at its option and the period or periods within which, the price or prices at which and any terms and conditions upon which, the series of the Debt Securities may be so redeemed, pursuant to any sinking fund or otherwise;

(g) the obligation, if any, of the Company to redeem, purchase or repay the series of the Debt Securities pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, the series of the Debt Securities shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

(h) whether and under what circumstances the series of the Debt Securities will be convertible into or exchangeable for securities of the Company;

(i) any terms for subordination of the Debt Securities;

(j) whether the Debt Securities will be secured by any assets or guaranteed by any subsidiaries of the Company;

(k) any events of default or covenants with respect to the Debt Securities;

(l) the currency or currencies in which the series of the Debt Securities are issuable;

(m) any trustees, depositaries, authenticating or paying agents, transfer agents or registrars or any other agent with respect to the series of the Debt Securities; and

(n) any other material terms and conditions of the series of the Debt Securities.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following sets forth certain general terms and provisions of the Subscription Receipts. The prospectus supplement relating to any Subscription Receipts offered will include specific terms and provisions of the Subscription Receipts being offered thereby, and the extent to which the general terms and provisions described below may apply to them.

Subscription Receipts will be exchangeable, for no additional consideration, into Common Shares, Debt Securities, Warrants or Units upon the satisfaction of certain conditions. The Subscription Receipts will be issued under one or more subscription receipt agreements, in each case between the Company and a subscription receipt agent determined by the Company. A copy of any such subscription receipt agreement will be available on SEDAR at www.sedar.com. Subscription Receipts may be offered separately or together with Common Shares, Debt Securities, Warrants or Units.

The particular terms and provisions of Subscription Receipts offered by this prospectus will be described in the prospectus supplement filed in respect of such Subscription Receipts. This description will include some or all of the following:

(a) the aggregate number of Subscription Receipts offered;

(b) the price at which the Subscription Receipts will be offered;

(c) the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

(d) the dates or periods during which the Subscription Receipts are convertible into other Securities;

(e) the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

(f) the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

(g) whether such Subscription Receipts are to be issued in registered form, "book-entry only" form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(h) terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

(i) certain material Canadian tax consequences of owning the Subscription Receipts; and

(j) any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities to be received on the exchange of the Subscription Receipts.

DESCRIPTION OF WARRANTS

The following sets forth certain general terms and provisions of the Warrants. The prospectus supplement relating to any Warrants offered will include specific terms and provisions of the Warrants being offered thereby, and the extent to which the general terms and provisions described below may apply to them.

Each series of Warrants may be issued under a separate warrant indenture to be entered into between the Company and one or more trust companies acting as Warrant agent or may be issued as stand-alone certificates. The applicable prospectus supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of any such warrant indenture will be available on SEDAR at www.sedar.com. Warrants may be offered separately or together with Common Shares, Debt Securities, Subscription Receipts or Units.

The particular terms and provisions of Warrants offered by this prospectus will be described in the prospectus supplement filed in respect of such Warrants. This description will include some or all of the following:

(a) the designation of the Warrants;

(b) the aggregate number of Warrants offered and the offering price;

(c) the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

(d) the exercise price of the Warrants;

(e) the dates or periods during which the Warrants are exercisable including any "early termination" provisions;

(f) the designation, number and terms of any Securities with which the Warrants are issued; if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

(g) whether such Warrants are to be issued in registered form, "book-entry only" form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(h) any minimum or maximum amount of Warrants that may be exercised at any one time;

(i) whether such Warrants will be listed on any securities exchange;

(j) any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

(k) certain material Canadian tax consequences of owning the Warrants; and

(l) any other material terms and conditions of the Warrants.

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities to be received on the exercise of the Warrants.

DESCRIPTION OF UNITS

The following sets forth certain general terms and provisions of the Units. The prospectus supplement relating to any Units offered will include specific terms and provisions of the Units being offered thereby, and the extent to which the general terms and provisions described below may apply to them.

The particular terms and provisions of Units offered by this prospectus will be described in the prospectus supplement filed in respect of such Units. This description will include some or all of the following:

(a) the aggregate number of Units offered;

(b) the price at which the Units will be offered;

(c) the designation, number and terms of the Securities comprising the Units;

(d) whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

(e) terms applicable to the gross or net proceeds from the sale of the Units plus any interest earned thereon;

(f) the date on and after which the Securities comprising the Units will be separately transferable;

(g) whether the Securities comprising the Units will be listed on any securities exchange;

(h) whether such Units or the Securities comprising the Units are to be issued in registered form, "book-entry only" form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(i) any terms, procedures and limitations relating to the transferability, exchange or exercise of the Units;

(j) certain material Canadian tax consequences of owning the Units; and

(k) any other material terms and conditions of the Units.

PRIOR SALES

The following table summarizes the issuances by the Company of Common Shares, and securities convertible into Common Shares, during the 12-month period prior to the date of this prospectus.

	Date of Issue/Grant	Price per Security (CDN$)	Number of Securities
Common Shares
29/05/2020	Exercise of Warrants	$0.18	80,000
29/05/2020	Exercise of Warrants	$0.18	800,000
30/06/2020	Issuance of shares as consideration	$0.28	750,000
20/08/2020	Issuance of shares as consideration	$0.51	576,923
20/09/2020	Issue of shares as consideration	$0.87	885,350

	Date of Issue/Grant	Price per Security (CDN$)	Number of Securities
7/10/2020	Exercise of Warrants	$0.73	2,000,000
20/11/2020	Exercise of Warrants	$0.73	1,333,333
25/11/2020	Exercise of Options	$0.72	25,000
26/11/2020	Exercise of Warrants	$0.20	175,000
26/11/2020	Exercise of Options	$0.30	22,000
3/12/2020	Exercise of Options	$0.28	6,666
3/12/2020	Exercise of Options	$0.30	110,000
3/12/2020	Exercise of Options	$0.51	100,000
3/12/2020	Exercise of Warrants	$0.20	67,500
4/12/2020	Exercise of Options	$0.28	6,666
7/12/2020	Exercise of Options	$0.28	6,666
7/12/2020	Exercise of Options	$0.69	5,000
31/12/2020	Issuance of shares as consideration	$1.54	129,870
8/1/2021	Private placement	$1.35	2,422,222
21/01/2021	Exercise of Compensation Options	$1.45	322,304
22/01/2021	Exercise of Options	$0.70	45,000
28/01/2021	Exercise of Warrants	$1.45	3,000,000
12/2/2021	Exercise of Warrants	$1.45	200,000
12/2/2021	Exercise of Options	$0.30	200,000
22/02/2021	Exercise of Options	$0.43	35,000
25/02/2021	Exercise of Warrants	$0.20	333,333
1/3/2021	Exercise of Options	$0.50	8,334
4/3/2021	Exercise of Options	$0.28	15,000
12/3/2021	Exercise of Warrants	$1.45	1,000,000
12/3/2021	Exercise of Options	$0.39	21,666
15/03/2021	Exercise of Options	$0.69	125,000
22/03/2021	Exercise of Warrants	$0.20	83,333
22/03/2021	Exercise of Options	$0.28	15,000
23/03/2021	Exercise of Options	$0.28	3,334
23/03/2021	Exercise of Options	$0.28	3,334
26/03/2021	Exercise of Options	$0.28	10,000
31/03/2021	Exercise of Options	$0.28	10,000
21/05/2021	Exercise of Warrants	$0.16	1,398,333
25/05/2021	Exercise of Warrants	$0.16	167,500
1/10/2021	Private Placement	$1.30	2,919,230
Warrants		Exercise Price per Security
3/4/2020	Issuance of warrants	$0.18	7,100,000
8/1/2021	Issuance of warrants	$1.75	1,211,113
8/1/2021	Issuance of compensation options	$1.75	145,333
1/10/2021	Issuance of warrants	$1.60	1,459,615
1/10/2021	Issuance of compensation options	$1.33	85,576

	Date of Issue/Grant	Price per Security (CDN$)	Number of Securities
Options		Exercise Price per Security
11/9/2021	Issue of employee stock options	$0.66	1,438,000

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on TSX under the trading symbol "EFL". The Common Shares are also quoted for trading on the OTCQB tier of the OTC Markets Group platform under the symbol "EFLVF". The following table sets forth information relating to the trading of the Common Shares on TSX for the periods indicated.

Month	High (CDN$)	Low (CDN$)	Volume Traded
2020
November	1.81	0.81	9.929,329
December	1.80	1.18	12,129,461

2021
January	2.50	1.39	15,062,174
February	2.34	1.81	10,528,103
March	2.17	1.56	10,347,005
April	1.94	1.35	4,108,819
May	1.66	1.17	2,905,526
June	1.53	1.21	1,797,368
July	1.39	0.90	2,437,181
August	1.12	0.80	2,319,059
September	1.54	0.83	5,501,899
October	1.43	1.05	5,693,830
November	1.35	1.02	2,832,264
December 1-6	1.10	0.96	845,823

RISK FACTORS

An investment in the securities of the Company is speculative and subject to risks and uncertainties. The occurrence of any one or more of these risks or uncertainties could have a material adverse effect on the value of any investment in the Company and the business, prospects, financial position, financial condition or operating results of the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations.

Prospective investors should carefully consider all information contained in this prospectus, including all documents incorporated by reference, and in particular should give special consideration to the risk factors under the section titled "Risk Factors" in the Annual Information Form, which is incorporated by reference in this prospectus and which may be accessed on the Company's SEDAR profile at www.sedar.com, and the information contained in the section entitled "Cautionary Statement Regarding Forward-Looking Information". Purchasers should also consider the risk factors set forth below and the risk factors set forth in any prospectus supplement.

The risks and uncertainties described or incorporated by reference in this prospectus are not the only ones the Company may face. Additional risks and uncertainties that the Company is unaware of, or that the Company currently deems not to be material, may also become important factors that affect the Company. If any such risks actually occur, the Company's business, financial condition or results of operations could be materially adversely affected, with the result that the trading price of the Common Shares could decline and investors could lose all or part of their investment.

Risk Factors

Risks Related to Financial Outlooks

Financial outlooks are inherently forward-looking and the Company's actual financial results may differ, possibly materially, from any expected results presented in a financial outlook..

This prospectus discloses financial outlooks, based on which the Company determined it would be able to continue operations for at least 12 months without issuing securities and raising additional funds under this prospectus. The financial outlook constitutes forward-looking information, which is necessarily based on certain assumptions about future circumstances and results of operations. The Company believes these assumptions are reasonable in the circumstances, but the achievement of actual results is subject to a number of risks that could cause the information in the forward-looking statement to differ from the statements as presented, possibly materially.

The financial outlooks are presented to help investors understand the potential risks of an investment in Securities. The Canadian Securities Administrators ("CSA") have expressed concerns where an issuer could potentially have liquidity requirements that are to be met through a shelf prospectus offering that can be drawn down in small increments that, when considered separately, may not be sufficient to satisfy the issuer's short-term liquidity requirements. The CSA believes the integrity of capital markets could be harmed if an issuer ceased operations on account of insufficient funds shortly after completing a public securities offering and has expressed concerns with the potential implications to investors who invest in issuers that may not be able to continue operations for a reasonable period of time, where what is reasonable varies depending on the circumstances of each issuer. Generally, for an issuer with active operations such as the Company, the period is twelve months.

The Company believes, on the basis of the financial outlook described herein and analysis of its ability to continue as a going concern, the requirements under the Raymond Strategic Supply Agreement, indications of interest under the Vicinity Strategic Supply Agreement and published guidance for Vicinity's 2022 deliveries and the improving sales environment, and on a historically positive and supportive relationship from its existing lender, that it will be able to continue for a reasonable period of time, at least twelve months. However, for the reasons described in the section "Cautionary Note Regarding Forward-Looking Information, and in this Section "Risk Factors", there is no guarantee that actual results will be as presented in any financial outlook, and may materially differ. Investors and other market participants may base their expectations on the financial outlook provided by management. Differences in financial and operating results as compared to any financial outlook may cause the trading price of the Common Shares to decrease, possibly materially. Investors in Securities may lose all of their investment.

Sales under the Raymond Strategic Supply Agreement and Vicinity Strategic Supply Agreement are not Guaranteed.

In December 2020, the Company entered into the Strategic Supply Agreement. The Strategic Supply Agreement includes a provision where Raymond can have an exclusive arrangement with the Company if it makes purchases with a value of at least $15 million in an annual period. The Company based its financial outlook (including revenue forecasts) in this prospectus on the basis that Raymond Corp. would be incentivized to maintain the exclusive relationship and provide purchase orders in at least an amount required to maintain exclusivity, given feedback on the products received to date, interpretation of such a clause, and an evaluation of Raymond's financial capability to complete such orders and the materiality of the value of such orders in the context of Raymond's enterprise as a whole. While the Company believes it is reasonable to assume that the minimum quantity required to maintain exclusivity under the Strategic Supply Agreement will be purchased, there is no guarantee these sales will be made and the achievement of such sales is subject to a number of assumptions and factors including those described in the section "Cautionary Note Regarding Forward-Looking Information, and in this Section "Risk Factors". The failure of Raymond to fulfill a material amount of orders under the Strategic Supply Agreement could have a material adverse effect on the Company's ability to meet the sales and revenue projections in any financial outlook provided herein, and on the Company's results of operations.

In October 2021, the Company also entered into a Strategic Supply Agreement with Vicinity Motor Corp. The Vicinity Strategic Supply Agreement is for the supply of battery systems for Vicinity's line of EV buses and trucks. The Vicinity Strategic Supply Agreement has no minimum purchase level and offers no guarantee of orders thereunder. The Company has only assumed a small number of batteries sold under this agreement in 2022 in creating its financial outlook in this prospectus, including revenue and sales projections. While the Company believes it is reasonable to assume that some number of orders will be received pursuant to the Vicinity Strategic Supply Agreement in 2022 and that revenue will be generated therefrom based on, among other things, indications of interest in the Vicinity Strategic Supply Agreement for orders well in excess of the number included in the Company's financial outlook and revenue estimate for 2022, and published guidance from Vicinity as to expected 2022 deliveries, there is no guarantee of any orders under the Vicinity Strategic Supply Agreement and failure to receive such orders could have a material adverse effect on the Company's sales and the Company's ability to meet the sales projections in any financial outlook provided herein.

Sales under the Raymond Strategic Supply Agreement and the Vicinity Strategic Supply Agreement are subject to a number of assumptions and factors including those described in the section "Cautionary Note Regarding Forward-Looking Information, and in this Section "Risk Factors".

The extension of maturity dates for existing credit facilities is not guaranteed.

The Company has outstanding debt with a Canadian financial institution, with CDN$6 million represented by a promissory note, and a $7 million revolving credit facility. As of the date hereof, both instruments mature on December 31, 2021 according to their terms. The Company has previously extended the maturity dates of both instruments, for which it paid the lender an extension fee. The financial outlooks described in this prospectus include an assumption that both instruments will be extended past the current maturity date, for a period of at least 18 months. The Company believes that based on its historical supportive relationship with the lender and its commercial incentive to extend, and a historical pattern of extension of, the maturity dates, the assumption with respect to an extension of at least 18 months is reasonable, but there is no guarantee that the lender will extend the maturity dates of either or both of the promissory note or working capital facility past December 31, 2021. The inability to extend any existing debt instrument may negatively affect the Company's ability to satisfy purchase orders, pay receivables, and have a negative effect on cash flow and working capital or otherwise realize its 12 month financial outlook presented herein.

Risks Related to the Securities

The Company may require additional financing in the future. Sales of Securities may dilute existing securityholders' interests and have an effect on the market price of the Common Shares.

Future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors' voting power, reduce our earnings per share and make future sales of our equity securities more difficult.

The Company may sell or issue additional debt or equity securities in offerings to finance its operations, exploration, development, acquisitions or other projects. The Company cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares.

Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company's earnings per share. Sales of our Common Shares by shareholders might also make it more difficult for the Company to sell equity securities at a time and price that we deem appropriate.

Market price of Common Shares.

The market price of the Common Shares could fluctuate significantly. The market price of the Common Shares may fluctuate based on a number of factors, including:

• the Company's operating performance and the performance of competitors and other similar companies;

• the market's reaction to the issuance of securities or to other financing;

• changes in general economic conditions;

• the number of the Common Shares outstanding;

• the arrival or departure of key personnel; and

• acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

In addition, the market price of the Common Shares is affected by many variables not directly related to the Company's success and not within the Company's control, including developments that affect the industry as a whole, the breadth of the public market for the Common Shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. As a result of these and other factors, the Company's share price may be volatile in the future.

Future sales by existing shareholders could cause our share price to fall.

Future sales of Common Shares by shareholders of the Company could decrease the value of the Common Shares. The Company cannot predict the size of future sales by shareholders of the Company, or the effect, if any, that such sales will have on the market price of the Common Shares. Sales of a substantial number of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

We may not pay any cash dividends in the future.

While the Company has initiated a policy for the payment of dividends on the Common Shares, there is no certainty as to the amount of any dividend or that any dividend may be declared in the future. See "Dividends or Distributions".

Management will have discretion in the use of proceeds from any sale of Securities.

While detailed information regarding the use of proceeds from the sale of Securities will be described in the applicable prospectus Supplement, the Company will have broad discretion in the actual application of the net proceeds, and may elect to allocate proceeds differently from that described in such prospectus Supplement if it believes it would be in its best interests to do so as circumstances change. You may not agree with how the Company allocates or spends the proceeds from any such Offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

There is no assurance of a sufficient liquid trading market for the Common Shares in the future.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company's Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or achieve listing on any other public listing exchange.

There is currently no market through which the Securities, other than our Common Shares, may be sold.

There is currently no market through which the Securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable prospectus Supplement, the Debt Securities, Convertible Securities, Warrants, Rights, Subscription Receipts, or Units will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell such Debt Securities, Convertible Securities, Warrants, Rights, Subscription Receipts, or Units purchased under this prospectus. This may affect the pricing of the Securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than our Common Shares, will develop or, if developed, that any such market, including for our Common Shares, will be sustained.

The Debt Securities may be unsecured and will rank equally in right of payment with all of our other future unsecured debt.

The Debt Securities may be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The Debt Securities may be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

In addition, the collateral, if any, and all proceeds therefrom, securing any Debt Securities may be subject to higher priority liens in favor of other lenders and other secured parties which may mean that, at any time that any obligations that are secured by higher ranking liens remain outstanding, actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings) may be at the direction of the holders of such indebtedness.

Additional Risks Related to the Business

Our business of designing, developing and manufacturing lithium-ion advanced battery and battery systems for the transportation, electric grid stationary storage and mobile markets faces many risks of varying degrees of significance, which could affect our ability to achieve our strategic objectives. The risk factors described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements. Additional risks the Company faces are disclosed in the Annual Information Form and the Company' Management's Discussion and Analysis for the year ended September 30, 2020 and three and six months ended March 31, 2021.

The ongoing global COVID-19 pandemic may have significant and far-reaching negative effects on our operations and our customers.

The ongoing global COVID-19 global pandemic has created a number of risks in the Company's business, not all of which may be quantifiable to or immediately identifiable by the Company. To date, the Company believes the impact of the virus on the Company's operations and workforce has been mitigated as the Company was exempt from government lockdown orders, as manufacturing has generally been deemed an essential service in Ontario and the Company has continued to operate throughout the pandemic.

While the efficiency of the Company's day-to-day operations has not to date been negatively impacted by the need for physical separation and increased sanitation, depending on future outbreaks and their severity, there may be a risk of such negative impacts on efficiency and productivity in the future. Social distancing restrictions to protect the safety of our employees may limit the volume of product the Company is able to manufacture and distribute. In addition, some employees may be affected in their ability to travel on public transit or otherwise work due to safety fears, or may be subjected to lockdowns or quarantines, particularly if exposed to the virus, even if not infected themselves, which could lead to absenteeism and impacts on productivity. Any on-site exposure to the virus could result in complete shutdowns to operations.

The Company has not experienced significant detrimental effects on productivity or costs due to mitigation strategies, including the implementation of social distancing (including work-from-home policies for those employees who could work from home), personal protective equipment requirements, employee education, and sanitation measures, particularly as knowledge of the risk profile for viral infection has increased throughout 2020 and 2021 and targeted sanitation measures were adjusted accordingly. Through the early phases of the COVID-19 pandemic, the Company's scientists understood, based on information available at the time, that the virus had a high possibility of airborne transmission through respiration of aerosol droplets. Therefore in addition to mandatory masking, social distancing, increased hand washing, and increased surface sanitary precautions, the Company also installed UV-C devices which flooded the workplace air ducts with UV radiation, and installed several portable UV-C devices with HEPA filters in the workplace. The Company can infer these precautions were effective as the Company did not experience any instances of workplace COVID-19 transmission. However, the Company is located in a designated "hot" zone for COVID-19 in Ontario, Canada, and there is no certainty the effectiveness of these measures will persist during future or variant outbreaks.

The Company's principal operations consist of manufacturing, engineering and research, and prior to the COVID-19 outbreak, most Company personnel worked from the Company's premises. After the outbreak, the Company implemented a work-from-home policy where any individual who could work from home, did so. The Company encouraged all its employees to vaccinate as early as possible and supported the vaccination drive by providing employees information on vaccine availability. The Company also gave time off with pay for employees to take vaccinations or COVID-19 tests. However, while the Company has not experienced any substantial COVID-19- related employee turnover or absenteeism to date, there is no certainty that the Company will not experience such negative effects during future or variant outbreaks that may occur.

The virus also disrupted the Company's global supply chain, as lockdowns in many countries may affect some of its suppliers' ability to produce needed components. These supply constraints and increases in shipping costs may have resulted, and may still result, in increased component costs to the Company. Transport of the Company's products both domestically and across international borders may be affected by the impact of COVID-19 on workers in the transportation industry, and border closures or other travel restrictions. At the beginning of the outbreak, some of the Company's component suppliers from Asia, Europe and North America faced difficulties in supplying production components on time, due to material availability and transport restrictions. To mitigate these effects, the Company changed its purchasing patterns to purchase critical components in greater amounts and prior to their need, instituted risk purchasing policies, and sought out and developed multiple alternative sources and suppliers. The Company believes these mitigation strategies have been effective to date, and critical components including microprocessor chips, electrical and electronic components, steel parts and other items have been made available on time to the Company's production team, however the Company has experienced marginal inflation of production costs. The costs in designing and implementing the COVID-19 mitigation efforts are recognized as general overhead costs and are not segregated in the Company's financial statements. However, despite what the Company believes is the institution of successful mitigation efforts on supply chain disruption to date, there is no certainty the effectiveness of these supply-chain disruption mitigation measures will persist during future outbreaks or variant outbreaks.

During the pandemic, the Company's customers and potential customers, especially those from outside Canada, could not visit the Company's operations, nor could they meet with the Company at trade shows and product exhibitions. It is possible, but not quantifiable, that these restrictions could have led to reduction in revenues during the course of the pandemic from foregone sales.

Costs related to COVID-19 and potential revenue reduction as a result was mitigated through certain government assistance programs, described in the financial statements for the year ended September 30, 2020 and nine months ended June 30, 2021, and corresponding MD&A, incorporated by reference herein.

The Company currently depends on a relatively small number of significant customers for a large percentage of its overall revenue. Its customers include end users of material handling electric vehicles (primarily forklifts) who purchase its battery products through the Company's direct sales channel, and the customer base has more recently expanded to include forklift manufacturers who distribute the Company's products to their own customers through the manufacturer's distribution channels under the manufacturer's brand. COVID-19 has had and may continue to have unanticipated consequences on the Company's business, overall revenue, and the timing for revenue as a result of effects on the Company's customers, as delivery schedules under supply agreements with manufacturers have been subject to a high degree of variability as compared to the parties' negotiated intentions. In particular, global supply chain effects, particularly for semiconductors, a key components of forklifts, has resulted in an inability on the part of the Company's forklift manufacturing customers to obtain necessary components for their manufacturing operations and therefore disrupted their ability to deliver their products to customers, and in turn disrupted expected ordering patterns and volumes of the Company's batteries for sales through the manufacturer's channels. This effect was not foreseeable at the time of negotiating the supply agreement, and the Company depends on communications from its customers to understand external impacts on their ordering patterns, which either may not be apparent to the customer or not shared with the Company. The delay in revenue for deliveries under the supply agreement led the Company to withdraw full-year revenue guidance for its 2021 fiscal year in May 2021. The Company believes this is a normal course learning curve in dealing with a new distribution channel, and is in contact with its customers to optimize purchasing patterns under the supply relationships and understand the pressures its customers face to mitigate these effects and create more predictable revenue patterns.

COVID-19 may also have other general and unquantifiable effects on the Company as global retail sales of goods have been affected by restrictions on store openings, and global shipping of goods has been constrained through capacity issues. Such global impacts on retail sales of goods may have an effect on the Company, as customers have less volume of orders to fulfill and therefore less need to purchase the Company's products. However the Company believes this effect may be offset by higher e-commerce volumes and changing consumer behaviour patterns and an increasing dependence on e-commerce while subject to government-order restrictions on mobility and commercial activity.

It may be difficult to enforce judgment against directors not resident in Canada.

Much of the Company's business is conducted outside of Canada. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Company, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws. Consequently, investors may be effectively prevented from pursuing remedies against the Company under Canadian securities laws or otherwise.

One of the Company's directors resides outside of Canada and substantially all of this director's assets are outside of Canada. It may not be possible for shareholders to effect service of process against the Company's directors and officers who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of our directors or officers for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against those directors and officers not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law claims or otherwise in original actions instituted in the United States. Courts in this jurisdiction may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Goodman & Associates LLP, Chartered Professional Accountants, Toronto, Ontario. Goodman & Associates LLP is independent of the Company in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario. The transfer agent and registrar for the Common Shares and Warrants is AST Trust Company at its principal offices in Toronto, Ontario.

PURCHASERS' STATUTORY AND CONTRACTUAL RIGHTS

Unless provided otherwise in a prospectus supplement, the following describes a purchaser's statutory rights.

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of Common Shares distributed under an at-the-market distribution by the Company do not have the right to withdraw from an agreement to purchase the Common Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to Common Shares purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the Common Shares purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Common Shares distributed under an at-the-market distribution by the Company may have against the Company or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

Original Canadian purchasers of Securities which are convertible, exchangeable or exercisable into other securities of the Company will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original Canadian purchasers to receive the amount paid for such Securities (and any additional amount paid upon conversion, exchange or exercise), upon surrender of the underlying securities acquired upon such conversion, exchange or exercise, in the event that this prospectus, the applicable prospectus supplement or any amendment contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus and the relevant prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus and the relevant prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law. In an offering of Securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in a prospectus is limited, in certain provincial securities legislation, to the amount paid for the Securities. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages or consult with a legal advisor. This contractual right of rescission does not extend to holders of Securities who acquire such Securities from an initial purchaser, on the open market or otherwise.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

CERTIFICATE OF THE COMPANY

Dated: December 7, 2021

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement as required by the securities legislation of each of the provinces and territories of Canada.

"Sankar Das Gupta"	"Richard P. Halka"

Dr. Sankar Das Gupta	Richard P. Halka
Chief Executive Officer	Chief Financial Officer

On Behalf of the Board of Directors

"Alexander McLean"	"James Jacobs"

Alexander McLean	James Jacobs
Director	Director